Exhibit 99.3

CONSENT OF EXPERT

May 18, 2023

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc

I, Craig Harvey, do hereby consent to:

(1)	the inclusion of the scientific and technical information contained in Company’s prospectus supplement (the “Prospectus Supplement”) dated May 18, 2023 to the Company’s Registration Statement on Form F-3 (File No. 333-255500) (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”);

(2)	the reference to me under the heading “Experts” in the Prospectus Supplement; and

(3)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-255500), and any amendments thereto, filed with the SEC.

By:	/s/ Craig Harvey
Craig Harvey